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SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.2)*

Audible, Inc

(Name of Issuer)

Common

(Title of Class of Securities)

05069A104

(CUSIP Number)

John A. Seethoff

Deputy General Counsel, Finance and Operations

One Microsoft Way

Redmond, Washington 98052-6399

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2004

(Date of Event which Requires Filing of this Statement)

CUSIP No. 05069A104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Microsoft Corporation; IRS No. 91-1144442

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,391,300 shares of common stock. 8. Shared Voting Power 9. Sole Dispositive Power 1,391,300 shares of common stock. 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,300 shares of common stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%.*

14.	Type of Reporting Person CO

*	The calculation of the foregoing percentage is based on 32,280,152 shares of common stock outstanding as of November 10, 2003, as reported in Audible’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003 for the quarterly period ended September 30, 2003.

Item 1.	Security and Issuer

This constitutes Amendment No. 2 to the Statement on Schedule 13D, dated February 23, 2001, relating to shares of common stock, par value $0.01 per share, and shares of Series A preferred stock, par value $0.01 per share, of Audible, Inc., a Delaware corporation (“Company”), with its principal office located at 65 Willowbrook Blvd., Wayne, NJ 07470, as amended by Amendment No. 1 to such filing, dated August 4, 2003.

Item 2.	Identity and Background

This statement is filed on behalf of Microsoft Corporation, a Washington corporation (“Microsoft”), with its principal offices located at One Microsoft Way, Redmond, Washington 98052-6399. Microsoft holds no shares of Audible Series A preferred stock. Microsoft develops, manufactures, licenses, and supports a wide range of software products for a multitude of computing devices. Microsoft’s online efforts include MSN™ network of Internet products and services and alliances with companies involved with broadband access and various forms of digital interactivity. Microsoft also licenses consumer software programs; sells hardware devices; provides consulting services; trains and certifies system integrators; and researches and develops advanced technologies for future software products. During the past five years, Microsoft has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In December 1998, prior to Audible’s initial public offering, Microsoft acquired 1,250,000 shares of Audible Series D preferred stock at a price of $4.00 per share for an aggregate purchase price of $5,000,000, which amount was funded by Microsoft’s working capital. In April 1999, Audible issued to Microsoft a warrant to purchase 100,000 shares of common stock at a price per share equal to the price to the public of Audible common stock in Audible’s initial public offering ($9.00 per share). This warrant may be exercised until November 18, 2003. Upon Audible’s initial public offering on July 15, 1999, all of Audible’s preferred stock converted into common stock and the 1,250,000 shares of Audible Series D preferred stock held by Microsoft became 1,875,000 shares of Audible common stock, par value $0.01 per share, on a basis of three shares of Audible common stock for every two shares of Audible Series D preferred stock.

On February 8, 2001, Microsoft entered into an agreement with Audible to acquire 2,666,666 shares of Audible Series A convertible preferred stock, par value $0.01 per share, at a price of $3.75 per share for an aggregate purchase price of $9,999,997.50, which amount was funded by Microsoft’s working capital. The price per share was based on the closing price of Audible common stock on February 7, 2001 (a fifty percent (50%) premium was added to this closing price, which was then multiplied by four (4) for the purchase price per share of the Series A convertible preferred stock). The sale of shares to Microsoft under this agreement closed February 23, 2001.

On August 1, 2003, Microsoft entered into an agreement with Apax Excelsior VI-B C.V., Patricof Private Investment Club III, L.P., Apax Excelsior VI, L.P., and Apax Excelsior VI-A C.V. (collectively, “Apax”) for the acquisition by Apax from Microsoft of 3,473,967 shares of Audible Series A convertible preferred stock, and all accrued but unpaid dividends of shares thereon (constituting 100% of the Audible Series A convertible preferred stock held by Microsoft). The sale of shares to Apax under this agreement was effective on August 4, 2003.

The warrant to purchase 100,000 shares of common stock referred to above expired unexercised on November 18, 2003.

Item 4.	Purpose of Transaction

Microsoft’s acquisitions of Audible shares have been made for investment purposes. Depending on future evaluations of the business prospects of Audible and other factors, including, but not limited to, general economic and business conditions, Microsoft may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so. Microsoft has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Microsoft may, depending on market conditions, dispose of additional shares of Audible common stock.

Item 5.	Interest in Securities of the Issuer

(a)	Microsoft beneficially owns 1,391,300 shares of Audible common stock. The 1,391,300 shares represent 4.3% of Audible’s common stock based on 32,280,152 shares of common stock outstanding as of November 10, 2003, as reported in Audible’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003 for the quarterly period ended September 30, 2003.

(b) (i)	Sole Power to Vote or Direct the Vote:
1,391,300 shares of common stock.

(ii)	Shared Power to Vote or Direct the Vote:
0 shares

(iii)	Sole Power to Dispose or Direct the Disposition:
1,391,300 shares of common stock.

(iv)	Shared Power to Dispose or Direct the Disposition:
0 shares

(c) Microsoft sold shares of Audible common stock in open market transactions on the dates and at the prices indicated below. The prices set forth below do not include fees of $0.0002 per share or commissions.

Date	Shares	Price
January 21, 2004	14,000	3.865
January 22, 2004	12,200	3.87
January 23, 2004	11,000	3.8373
January 26, 2004	65,000	3.83
January 26, 2004	20,000	3.8207
January 26, 2004	55,000	3.8297
January 27, 2004	16,000	3.73
January 28, 2004	30,000	3.65
January 29, 2004	5,000	3.50
January 30, 2004	20,000	3.46
January 30, 2004	127,700	3.47
January 30, 2004	45,000	3.48
February 2, 2004	40,000	3.47
February 3, 2004	22,800	3.41

(e) Microsoft ceased to be the beneficial owner of more than 5% of Audible’s common stock on January 30, 2004, based on the 32,280,152 shares of common stock outstanding as of November 10, 2003, as reported in Audible’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003 for the quarterly period ended September 30, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

n/a

Item 7.	Material to Be Filed as Exhibits

n/a

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2004

Date

/s/ John G. Connors

Signature

John G. Connors, Senior Vice President, Chief Financial Officer

Name/Title